UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Trevi Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

89532M101

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89532M101	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lundbeckfond Invest A/S (“Lundbeckfond”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,151,544 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,151,544 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,151,544 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) FI

(1)

All of such shares are Common Stock and held of record by Lundbeckfond. Lene Skole (“Skole”) is the Chief Executive Officer of Lundbeckfond and may be deemed to have sole power to vote and dispose of these shares. The directors of Lundbeckfond have delegated voting and dispositive power with respect to the shares held by Lundbeckfond to Skole.

(2)

Based on 25,846,577 shares of Common Stock outstanding as of November 10, 2021, as reported by the Issuer in its quarterly report on Form 10Q, filed with the United States Securities and Exchange Commission on November 10, 2021 (“Form 10-Q”).

CUSIP No. 89532M101	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lene Skole (“Skole”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,151,544 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,151,544 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,151,544 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

All of such shares are Common Stock and held of record by Lundbeckfond. Skole is the Chief Executive Officer of Lundbeckfond and may be deemed to have sole power to vote and dispose of these shares. The directors of Lundbeckfond have delegated voting and dispositive power with respect to the shares held by Lundbeckfond to Skole.

(2)	Based on 25,846,577 shares of Common Stock outstanding as of November 10, 2021, as reported by the Issuer in its Form 10-Q.

CUSIP No. 89532M101	13G

Schedule 13G

Explanatory Note:

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13G originally filed by Lundbeckfond Invest A/S and Lene Skole (collectively, the “Reporting Persons”) with the Commission on January 31, 2020 (collectively the “Original Schedule 13G”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13G.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See line 9 of cover sheets.

(b)	Percent of class:

See Line 11 of cover sheets. The percentages set forth on the cover sheet for each Reporting Person are calculated based on 25,846,577 shares of Common Stock outstanding as of November 10, 2021, as reported by the Issuer in its Form 10-Q.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: see line 5 of cover sheets.*

(ii) Shared power to vote or to direct the vote: see line 6 of cover sheets.*

(iii) Sole power to dispose or to direct the disposition of: see line 7 of cover sheets.*

(iv) Shared power to dispose or to direct the disposition of: see line 8 of cover sheets.*

*   Each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record and/or to the extent of its pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following X.

CUSIP No. 89532M101	13G

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 26, 2022

LUNDBECKFOND INVEST A/S

By:	/a/ Lene Skole
Name: Lene Skole
Title: Chief Executive Officer & Attorney-in-Fact*

By:	/s/ Mette Kirstine Agger
Name: Mette Kirstine Agger
Title: Attorney-in-Fact*

LENE SKOLE
/s/ Lene Skole

*   This Schedule 13G was executed by Lene Skole and Mette Kristine Agger on behalf of the entity listed above, as indicated, pursuant to that certain Power of Attorney, a copy of which is already on file with the appropriate agencies.